Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

June 2, 2011

VIA EDGAR

Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:    Green & Quality Home Life, Inc. (the “Company”)

                        Amendment No. 7 to Registration Statement on Form S-1

                        Filed June 2, 2011

                        File No. 333-168521

Dear Ms. Ravitz:

Pursuant to the staff’s recent oral comments, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 7 to the Company’s Form S-1 was filed with the Commission via EDGAR on June 2, 2011.

The Company has deleted the text, “(3) The closing date of this Offering will be 90 days from the effective date of this Registration Statement” on the registration statement cover page and added the text “90 days from the effective date of this Prospectus” to pages 8, 9 and 27

The Company has changed the amount of $7,500 on page 7 to $7,000 and clarified that such $7,000 “is the same $7,000 under item 1 of our Plan of Operation on page 56.”

Additionally, the Company has updated its financial statements and related information throughout the Form S-1 to March 31, 2010, in accordance with Rule 8-08 of Regulation S-X, and provided updated legal opinion and consent of its independent public accounting firm.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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